SEC Form 5D. H. Jones Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Jones, Don H. (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, Retail Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common				15,827.00	D
Class A Common				7,504.00	I	By 401(k)

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Jones, Don H. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (2002iso) (right to buy)	$15.13	12/26/2002	A4	(A) 6,609.00	12/26/2007 | 12/26/2012	Class A Common - 6,609.00		6,609.00	D
Stock Option (2002nq) (right to buy)	$15.13	12/26/2002	A4	(A) 1,391.00	12/26/2007 | 12/26/2012	Class A Common - 1,391.00		1,391.00	D
Stock Option (1996) (ISO) (right to buy)	$3.02				(1) | 04/05/2004	Class A Common - 8,220.00		8,220.00	D
Stock Option (1997) (NQ) (right to buy)	$1.00				(2) | 12/31/2005	Class A Common - 3,636.00		3,636.00	D
Stock Option (1998) (ISO) (right to buy)	$14.75				01/01/2003 | 12/31/2005	Class A Common - 4,000.00		4,000.00	D
Stock Option (1998) (NQ) (right to buy)	$1.00				(2) | 12/31/2008	Class A Common - 1,935.00		1,935.00	D
Stock Option (1999) (ISO) (right to buy)	$16.50				01/01/2004 | 01/01/2009	Class A Common - 4,000.00		4,000.00	D
Stock Option (2000) (ISO) (right to buy)	$16.75				01/06/2005 | 01/06/2010	Class A Common - 4,000.00		4,000.00	D
Stock Option (2000a) (ISO) (right ot buy)	$16.75				(3) | 01/06/2010	Class A Common - 14,446.00		14,446.00	D
Stock Option (2000c) (NQ) (right to buy)	$16.75				(4) | 01/06/2010	Class A Common - 5,554.00		5,554.00	D
Stock Option (2001iso) (right to buy)	$19.24				12/26/2006 | 12/26/2011	Class A Common - 5,197.00		5,197.00	D
Stock Option (2001) (NQ) (right to buy)	$1.00				12/26/2005 | 12/26/2010	Class A Common - 8,000.00		8,000.00	D
Stock Option (2001nq) (right to buy)	$19.24				12/26/2006 | 12/26/2011	Class A Common - 2,803.00		2,803.00	D

Explanation of Responses :

(1)  Beginning on the 1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.
(2)  The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.
(3)  The option vests as follows:  4,000 on 1/6/01; 4,000 on 1/6/02; 2,447 on 1/6/03; 2,029 on 1/6/04 and 1,970 on 1/6/05.
(4)  The options vest as follows:  1,553 on 1/6/03; 1,971 on 1/6/04; and 2,030 on 1/6/05.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	_/s/Cliff E. Spencer_____________________ 02-11-2003 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney in Fact for Don H. Jones Page 2 SEC 2270 (3-99)